PRESS RELEASE

Klondex Mines Bolster’s Executive Team by Appointing John Seaberg as Senior Vice President, Investor Relations

Vancouver, BC – August 6, 2015 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) is pleased to announce the appointment of John Seaberg to the Klondex Executive team as Senior Vice President, Investor Relations. Mr. Seaberg will be primarily responsible for advancing the Company’s investor relations strategy and will be based in Reno, Nevada.

Klondex President and CEO, Paul Huet commented, “I am thrilled to have John join our Klondex family. We consider John to be an expert in investor relations and corporate development. His experience will complement the executive team as we move closer to advancing our listing on the New York Stock Exchange. John’s appointment further illustrates our focus on attracting expert talent as we continue to develop and grow Klondex.”

Mr. Seaberg has over 20 years of experience in the mining industry. He joins Klondex from Newmont Mining Corporation where he was a key member of the executive team, most recently as Vice President Investor Relations where he managed the global investor relations strategy. John received his undergraduate degree from Colorado State University and his MBA from the University of Denver.

About Klondex Mines Ltd. (www.klondexmines.com)

We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Our milling and processing facilities, which are located at Midas, process ore from both Midas and Fire Creek. Fire Creek is located approximately 100 miles south of Midas.

For More Information
Klondex Mines
John Seaberg, MBA
Senior Vice President, Investor Relations
775-284-5757
jseaberg@klondexmines.com

Alison Dwoskin, CPIR
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Language to Forward-Looking Statements

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas mine was made by previous operators of the mine prior to the completion of the acquisition of the Midas project by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com